

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Zhen Ba
Chief Financial Officer
Quhuo Limited
3rd Floor, Block A, Tonghui Building
No. 1132 Huihe South Street
Chaoyang District, Beijing 100020
The People's Republic of China

> **Re: Quhuo Limited**
> **Registration Statement on Form F-3**
> **Filed June 30, 2023**
> **File No. 333-273087**

Dear Zhen Ba:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Cover Page

1.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company.

2.   We note your disclosure that you may be subject to the risk of trading prohibitions "[p]ursuant to the Holding Foreign Companies Accountable Act, or the HFCAA." Please revise your disclosure to reflect that the Holding Foreign Companies Accountable Act has been amended by the Consolidated Appropriations Act as of 2023. Please also make conforming revisions in your prospectus summary and risk factors sections.

3.   We note that Quhuo Technology, the company's wholly-owned subsidiary, is incorporated in Hong Kong. Please revise your disclosure here and elsewhere as appropriate to discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences.

4.   We note your representation that "[i]n 2020, 2021 and 2022, no dividends or distributions were made to Quhuo Limited by its subsidiaries." Please revise the disclosure here to further address whether any other transfers have been made to date between the holding company, its subsidiaries, and consolidated VIE, or to investors, and quantify the amounts where applicable. In this regard, we note that the section captioned "Cash and Asset Flows through Our Organization" on page 10 of the registration statement discusses the provision of loans and payment of service fees. Additionally, please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

5.   Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Please provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.

6.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIE or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

About this Prospectus, page 1

7.   We note your definition of "China" and the "PRC" appears to exclude Taiwan, Hong Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.

Prospectus Summary, page 4

8.   We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its

consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

9. Please clarify here that you are the primary beneficiary of the VIE for accounting purposes. Additionally, please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Our Corporate Structure and Contractual Arrangements with the VIE and its Shareholders, page 5

10. Please disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Additionally, please revise the diagram of the company's corporate structure. The diagram should use dashed lines without arrows with respect to the relationship with the VIE.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations, page 9

11. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that "[you], [y]our PRC subsidiary and the affiliated entities are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity." If true, state as much and explain why such an opinion was not obtained and the basis for your conclusions. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

12. We note your disclosure that you and the affiliated entities "have obtained the requisite licenses and permits from the PRC government authorities that are material" for your operations. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Cash and Asset Flows through Our Organization, page 10

13. We note your representation that you "may also encounter difficulties in [y]our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange." Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Additionally, describe any restrictions and limitations on your ability to

distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

14.   Where you discuss specific instances of cash transfers between the holding company, its subsidiaries and the affiliated entities, please also explain the tax consequences of such transfers.

Summary of Risk Factors, page 11

15.   Please revise your disclosure so that each summary risk factor related to your operations in Hong Kong and China includes a cross-reference to the individual detailed risk factor, including the title and page of the relevant risk factor.

Risk Factors
Risks Relating to Our Corporate Structure, page 16

16.   Please revise your risk factor disclosure here to specifically acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIE that conduct all or substantially all of your operations.

Enforcement of Civil Liabilities, page 58

17.   If you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please state that is the case and identify the relevant individuals. In this regard, we note the representation that "all of [y]our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States."

Exhibits

18.   Please refer to Exhibit 23.2. We note the audit consent by Ernst & Young Hua Ming LLP states that its September 9, 2022 report was prepared with respect to the consolidated financial statements of Quhuo Limited for the year ended December 31, 2022. Please revise this audit consent to correctly state that the September 9, 2022 audit report was prepared with respect to the consolidated financial statements for the year ended December 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Wei Wang